CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2011
Earnings from continuing operations	$70,348		$99,363		$169,599
Undistributed equity income from investees	(2,775)		(3,386)		(5,517)
Income taxes	36,520		48,714		93,957
Earnings from continuing operations before income taxes	$104,093		$144,691		$258,039
Fixed charges:
Interest, long-term debt	$21,343		$43,260		$83,140
Interest, other (including interest on short-term debt)	3,894		8,521		16,730
Amortization of debt expense, premium, net	698		1,482		3,062
Portion of rentals representative of an interest factor	120		231		441
Interest of capitalized lease	452		914		1,865
Total fixed charges	$26,507		$54,408		$105,238
Earnings from continuing operations before income taxes	$104,093		$144,691		$258,039
Plus: total fixed charges from above	26,507		54,408		105,238
Plus: amortization of capitalized interest	77		154		308
Earnings from continuing operations before income taxes and fixed charges	$130,677		$199,253		$363,585
Ratio of earnings to fixed charges	4.93	x	3.66	x	3.45	x
Total fixed charges from above	26,507		54,408		105,238
Preferred stock dividends	22		39		77
Total fixed charges and preferred stock dividends	26,529		54,447		105,315
Ratio of earnings to combined fixed charges and preferred stock dividends	4.93	x	3.66	x	3.45	x